UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008
Commission File Number 1-32895
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Penn West Energy Trust
(Translation of registrant's name into English)
2200, 425 - 1st Street, S.W.
Calgary, Alberta T2P 3L8
Canada
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐                                                       Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                                                       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN WEST ENERGY TRUST
By its administrator, Penn West Petroleum Ltd.

By:	/s/ Todd Takeyasu
Name:	Todd Takeyasu
Title:	Senior Vice President,
Finance - Treasury

Date:  January 21, 2008

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated January 21, 2008 - Penn West Trust Confirms its January Cash Distribution